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                                                                     EXHIBIT 2.1


                                                                  EXECUTION COPY

                            ASSET PURCHASE AGREEMENT

      THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of April 6, 1999, by and among Seagull Software Systems, Inc., a Georgia corporation ("Buyer") and ObjectShare, Inc., a Delaware corporation ("Seller").

                                    PREAMBLE

      WHEREAS, Seller desires to sell to Buyer and Buyer desires to purchase from Seller certain of Seller's assets on the terms and conditions set forth in this Agreement (the "Acquisition");

      NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE 1
                          PURCHASE OF RIGHTS AND ASSETS

      1.1 Agreement to Purchase and Sell. Subject to the terms and conditions set forth herein, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase all of Seller's right, title and interest in and to the following rights and assets owned by Seller (collectively, the "Rights and Assets"), free and clear of all Liens, including, without limitation, the following:

      (a) That computer software (including source and object code) known as VisualSmalltalk Enterprise ("VSE");

      (b) That computer software (including source and object code) known as PARTS for Java ("PforJ");

      (c) That computer software (including source and object code) known as wrapper technology for Cobol, CICS, EHLLAPI and ADW ("Wrappers");

      (d) That computer software (including source and object code) known as relational database interface ("RDB");

      (e) That computer software (including source and object code) known as Enterprise JavaBeans ("EJB") (VSE, PforJ, Wrappers, RDB and EJB, collectively, the "Transferred Software");

      (f) All technology and other intellectual property of Seller related to the Transferred Software, including, but not limited to, all discoveries, inventions, improvements, patents, trademarks, service marks, products, trade names, trade secrets and all work papers, reports, documentation, literature, whitepapers, drawings, photographs, negatives, tapes and masters

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therefore, prototypes and other materials and manifestations of any of the foregoing in any form, and all contracts and other rights related thereto;

      (g) The furniture, computer equipment, office furnishings, equipment, supplies and all other personal property listed on Schedule 2.8; and

      (h) All warranties and documentation, including books, records, and training manuals, relating to the Transferred Software and other intellectual property rights transferred to Buyer pursuant to this Agreement.

      1.2 Excluded Assets. Notwithstanding the foregoing, the Rights and Assets shall not include any rights to third party software including, but not limited to, PVCS software by Merant, OracleLite by Oracle and Iona Orbix Orb by Iona.

      1.3 License of Certain Computer Software to Buyer. Seller shall grant Buyer a license to use the computer software (including source and object code) known as jKit/Grid and jKit/GO (the "jKit Products"), on the terms and conditions set forth in the License Agreement attached hereto as Exhibit 1.3 (the "jKit License Agreement").

      1.4 License Back of Computer Software to Seller.

      (a) Buyer shall grant Seller a license to use the computer software (including source and object code) known as VSE, on the terms and conditions set forth in the License Agreement attached hereto as Exhibit 1.4(a) (the "VSE License Agreement").

      (b) Buyer shall grant Seller a license to use the computer software (including source and object code) known as PforJ, on the terms and conditions set forth in the License Agreement attached hereto as Exhibit 1.4(b) (the "PforJ License Agreement").

      1.5 Facility Use. Seller shall make one-third of its facilities located at 16811 Hale Avenue, Suite A, Irvine, California 92606 (the "Facilities") available to Buyer at no cost to Buyer for a period of time not to exceed six
(6) months following the Closing Date (as defined in Section 1.7). Use of the Facilities shall include use of all of the computer equipment, desks, tables, chairs and other furniture currently utilized by the Key Employees. Buyer shall be responsible for any telephone usage and supplies required by the Key Employees. The Key Employees and any other visiting Buyer personnel shall comply with any and all security procedures and protocol currently in place or implemented in the future by Seller. The Key Employees shall be allowed the use of any commercially available software currently operating on the computer equipment at the Facilities for the duration of the six-month period.

      1.6 Consideration and Payment. The total consideration for the Rights and Assets shall be Seven Hundred Twenty-five Thousand Dollars ($725,000.00) (the "Purchase Price") payable by Buyer in cash by wire transfer of same-day funds or by certified check on the Closing Date.

      1.7 Time and Place of Closing. Subject to the satisfaction of the conditions set forth in Articles 5 and 6, the closing of the sale hereunder (the "Closing") will take place on or before April 7, 1999 on a date to be agreed by the parties hereto (the "Closing Date"). The place of


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Closing shall be at the offices of Alston & Bird LLP, One Atlantic Center, 1201
West Peachtree Street, Atlanta, Georgia 30309, or such other place or via telephone conference as may be mutually agreed upon by the parties.

      1.8 Allocation of Consideration. The consideration paid for the Rights and Assets shall be allocated among the Rights and Assets by Buyer and Seller prior to the Closing in a manner which the parties intend, in their reasonable judgment, to be in accordance with the provisions contained in Treasury Regulation Section 1.1060-1T(d). The parties agree to report the transaction contemplated herein for federal income tax purposes in accordance with such allocation. In furtherance of the foregoing, the parties hereto agree to execute and deliver Internal Revenue Service Form 8594 reflecting such allocation.

      1.9 Liabilities. Except as set forth in Section 4.5, Seller retains all liabilities directly or indirectly arising out of or related to the Rights and Assets on and prior to the Closing Date, whether such liabilities are known or unknown, disclosed or undisclosed, matured or unmatured, accrued, absolute or contingent on and as of the Closing Date (collectively, the "Liabilities"). Without limiting the generality of the preceding sentence, Buyer shall not assume or become liable for any obligations or liabilities of Seller, including without limitation, the following:

      (a) Any liability or obligation arising out of any employee benefit plan maintained by or covering employees of Seller or to which Seller has made any contribution or to which Seller could be subject to any liability;

      (b) Any losses, costs, expenses, damages, claims, demands and judgments of every kind and nature (including the defenses thereof and reasonable attorneys' and other professional fees) related to, arising out of, or in connection with any application of the Delaware Bulk Transfer Act or any similar statute as enacted in any jurisdiction, domestic or foreign (if applicable);

      (c) Any liability or obligation arising out of any breach by Seller prior to the Closing of any provision of the Seller Agreements (as defined herein) or any other contract to which Seller is a party;

      (d) Any liability of Seller with respect to any claim or cause of action, regardless of when made or asserted, which arises (i) out of or in connection with the Rights and Assets prior to the Closing, (ii) out of or in connection with any business or operations of Seller, (iii) with respect to any goods or services provided by Seller prior to or after the Closing, including without limitation, any liability or obligation (A) pursuant to any express or implied representation, warranty, agreement, or guarantee made by Seller or (B) imposed or asserted to be imposed by operation of law, in connection with any service performed or product designed, manufactured, sold, or leased by or on behalf of Seller, including without limitation, any claim related to any product delivered in connection with the performance of such service and any claims seeking to recover for consequential damage, lost revenue, or income, including pursuant to any doctrine of product liability, or (iv) out of or in connection with the Rights and Assets and operations of Seller prior to the Closing, or any other business or operations of Seller at any time, under any federal, state, or local law, rule, or regulation;

      (e) Any liability or obligation, arising prior to or as a result of the termination of the Key Employees at the Closing, to any employee, agent, or independent contractor of Seller,


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whether or not employed by Buyer after the Closing, or under any benefit arrangement with respect thereto;

      (f) Any liability of Seller existing at the Closing, and any liability related to any matter described on the Schedules hereto;

      (g) Any liability or obligation for Taxes, including any liabilities or obligations of Seller relating to sales and use, transfer, documentary, income or other Taxes levied on the transfer of the Rights and Assets; and

      (h) Any liability or obligation for Payroll Expenses, and all severance pay obligations of Seller to employees resulting from Seller's consummation of the transactions contemplated by this Agreement.

                                    ARTICLE 2
                    REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller represents and warrants to Buyer as follows:

      2.1 Organization, Authority and Capacity. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the full power and authority necessary to (i) execute, deliver and perform its obligations under the Acquisition Documents and (ii) carry on its business as it has been and is now being conducted and to own and lease the properties and assets which it now owns or leases. Seller is duly qualified to do business and is in good standing in the jurisdictions set forth in Schedule 2.1, which includes every jurisdiction in which the failure to be so qualified or in good standing would have a material adverse effect on (i) Seller's ability to perform its obligations under the Acquisition Documents or (ii) the Rights and Assets.

      2.2 Authorization and Validity. The execution, delivery and performance of the Acquisition Documents have been duly authorized by all necessary corporate action on the part of Seller. The Acquisition Documents to be executed and delivered by Seller have been or will be, as the case may be, duly executed and delivered by Seller and constitute or will constitute the legal, valid and binding obligations of Seller, enforceable in accordance with their respective terms.

      2.3 Absence of Conflicting Agreements or Required Consents. Except as set forth on Schedule 2.3, the execution, delivery and performance by Seller of the Acquisition Documents to be executed and delivered by Seller: (i) do not require the consent of or notice to any governmental or regulatory authority or any other third party; (ii) will not conflict with any provision of Seller's organizational documents (including certificate or articles of incorporation and bylaws); (iii) will not conflict with or result in a violation of any law, ordinance, regulation, ruling, judgment, order or injunction of any court or governmental instrumentality to which Seller is subject or by which Seller or any of its assets or properties are bound; (iv) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit to which Seller is a party or by which Seller or any of its properties are bound; and (v) will not create any Lien upon any of the Rights and Assets.


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      2.4 Absence of Changes. Except as set forth on Schedule 2.4, and except as contemplated by this Agreement, since December 31, 1998, Seller has not:

            (i) sold, assigned or transferred any tangible asset or any patents, trademarks, trade names, copyrights or other intangible assets related to the Rights and Assets other than in the ordinary course of business;

            (ii) subjected any of the Rights and Assets, to any lien, encumbrance or restriction of any nature whatsoever;

            (iii) increased any salaries, wages or employee benefits or made any arrangement for payment of any bonus or special compensation for any Key Employee other than in the ordinary course of business;

            (iv) terminated or amended any material contract, license or other instrument to which Seller is a party and which is related to the Rights and Assets or suffered any loss or termination or threatened loss or termination of any existing material business arrangement or supplier related to the Rights and Assets;

            (v) agreed, whether in writing or otherwise, to take any action described in this Section 2.4.

      2.5 No Undisclosed Liabilities. Except as listed on Schedule 2.5 hereto, Seller has no material Liabilities or obligations related to the Rights and Assets, whether accrued, absolute, contingent or otherwise, except for Liabilities and obligations incurred in the ordinary course of its business since December 31, 1998.

      2.6 Litigation, etc. Except as listed on Schedule 2.6 hereto, there are no claims, lawsuits, actions, arbitrations, administrative or other proceedings pending against Seller relating to the Rights and Assets. Except as listed on
Schedule 2.6, (i) no such matter described in the previous sentence is threatened and, to the knowledge of Seller, there is no basis for any such action, and (ii) there are no governmental or administrative investigations or inquiries pending related to the Rights and Assets. Except as listed on Schedule
2.6 there are no judgments against or consent decrees binding on Seller and related to the Rights and Assets.

      2.7 Compliance with Laws.

      (a) Except as set forth on Schedule 2.7(a), Seller has in effect all Permits necessary for it to own, lease or operate the Rights and Assets. To the knowledge of Seller, Seller is not in violation of any Laws, Orders or Permits applicable to the Rights and Assets or the Key Employees. No notice or warning from any regulatory authority with respect to any failure or alleged failure of Seller to comply with any Law has been received, nor, to Seller's knowledge, is any such notice or warning proposed or threatened.

      (b) Except as set forth on Schedule 2.7(b), no consent or approval of, prior filing with or notice to, or other action by, any Regulatory Authority or any other third party is required in connection with the execution and delivery of this Agreement or any assignment, agreement or other instrument to be executed and delivered pursuant to this Agreement by Seller or the consummation of the transactions provided for herein or therein except for such consents and


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approvals that have been obtained and filings, notices and other actions that have been taken or made.

      2.8   Personal Property.

      (a) Schedule 2.8(a) sets forth a list of all items of personal tangible property owned by Seller and used by the Key Employees, including all furniture, computer equipment (excluding the right to use third party software which cannot be transferred), office furnishings and equipment (the "Personal Property"). Except as set forth on Schedule 2.8(a), Seller (i) has good and valid title to the Personal Property, (ii) owns the Personal Property free and clear of all Liens; and (iii) will, upon the Closing, convey good and valid title to the Personal Property to Buyer free and clear of any and all Liens.

      (b) The Personal Property is being transferred and conveyed to Buyer on an "as is, where is" basis.

      2.9   Intellectual Property.

      (a) Schedule 2.9(a) contains a true and complete list of all Intellectual Property related to and a part of the Rights and Assets (the "Transferred Intellectual Property") owned by, registered in the name of, or used by Seller on the date hereof, or for which application has been made. All the Transferred Intellectual Property rights are in full force and effect and constitute legal, valid and binding obligations of the respective parties thereto; and there have not been, and to the knowledge of Seller, there currently are not any defaults thereunder by any party. Seller owns or has a valid license for the copyrights which are part of the Transferred Intellectual Property, and such copyrights are free and clear of all Liens or claims for copyright infringement. To Seller's knowledge, Seller owns or is a valid licensee of all the Transferred Intellectual Property rights free and clear of all Liens or claims of infringement. No proceedings have been instituted, or are pending or, to the knowledge of Seller, threatened, which challenge the rights of Seller with respect to the Transferred Intellectual Property. To the knowledge of Seller, Seller has not infringed the Intellectual Property rights of others and none of the Transferred Intellectual Property rights infringe upon or otherwise violate the rights of others, nor has any person asserted a claim of such infringement. Seller is not obligated to pay any royalties to any person or entity with respect to the Transferred Intellectual Property. To the knowledge of Seller, Seller owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with the performance of any material contract or proposal to which it is a party.

      (b) Except as described on Schedule 2.9(a), every officer, director, employee and consultant of Seller has entered into a contract which requires such officer, director, employee or consultant to assign any interest in the Transferred Intellectual Property and to keep confidential any trade secrets, proprietary data, customer lists or other business information of the Seller, and no such officer, director, employee or consultant is party to any contract with any Person which requires such officer, director, employee or consultant to assign any interest in the Transferred Intellectual Property to any Person other than the Seller or to keep confidential any trade secrets, proprietary data, customer lists or other business information of any Person other than Seller.

      2.10  Contracts and Commitments.


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      (a) Schedule 2.10(a) contains a complete and accurate list of all contracts, agreements, commitments, instruments and obligations (whether written or oral, contingent or otherwise) of Seller of or concerning the following matters (the "Seller Agreements"):

            (i) the employment or engagement of any Key Employee;

            (ii) any arrangement that could reasonably be anticipated to have a material adverse effect on the Rights and Assets;

            (iii) any material arrangement related to the Rights and Assets not in the ordinary course of business;

      (b) Seller has delivered to Buyer true and complete copies of all of its Seller Agreements. Except as indicated on Schedule 2.10(b), the Seller Agreements are valid and effective in accordance with their terms, and there is not under any of such Seller Agreements (i) any existing or claimed default by Seller or event which, with the notice or lapse of time, or both, would constitute a material default by Seller or (ii) to the knowledge of Seller, any existing or claimed default by any other party or event which with notice or lapse of time, or both, would constitute a material default by any such party. Except as indicated on Schedule 2.10(b), the continuation, validity and effectiveness of the Seller Agreements will not be affected by the Acquisition and the Acquisition will not result in a breach of or default under, or require the consent of any other party to, any of the Seller Agreements. There is no actual or, to the knowledge of Seller, threatened termination, cancellation or limitation of any Seller Agreements that would have a material adverse effect on the Rights and Assets. To the knowledge of Seller, there is no pending or threatened bankruptcy, insolvency or similar proceeding with respect the Seller or the Seller Agreements.

      2.11 Employment Matters.

      (a) Schedule 2.11(a) sets forth the full name of all Key Employees, the date on which each was hired, the amount of each Key Employee's compensation (including salary, bonus, stock options, incentive-based compensation and other benefits), the date of each Key Employee's last salary or hourly rate adjustment, as the case may be, and any accrued vacation hours due each Key Employee not yet taken.

      (b) Except as disclosed on Schedule 2.11(b), to the knowledge of Seller, Seller is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours, occupational safety and health, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, and the employment of non-residents under the Immigration Reform and Control Act of 1986.

      (c) Except as disclosed on Schedule 2.11(c), there are no charges, governmental audits, investigations, administrative proceedings or complaints concerning any Seller's employment practices pending or, to the knowledge of Seller, threatened before any federal, state or local agency or court, and, to the knowledge of Seller no basis for any such matter exists.

      2.12 Taxes.


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      (a) Except as listed on Schedule 2.12, there does not exist any material liability for any taxes which may be asserted by any taxing authority against, and no lien or other encumbrance for taxes will attach to any of the Rights and Assets.

      2.13 Statements True and Correct. No representation or warranty made herein by Seller, nor in any statement, certificate or instrument to be furnished to Buyer by Seller pursuant to any Acquisition Document, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make these statements contained herein and therein not misleading.

                                    ARTICLE 3
                     REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer hereby represents and warrants to Seller as follows:

      3.1 Organization, Authority and Capacity. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Georgia. Buyer has the full power and authority necessary to (i) execute, deliver and perform its obligations under the Acquisition Documents, and (ii) carry on its business as it has been and is now being conducted and to own and lease the properties and assets which it now owns or leases. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents.

      3.2 Authorization and Validity. The execution, delivery and performance of the Acquisition Documents to be executed and delivered by Buyer have been duly authorized by all necessary action by Buyer. The Acquisition Documents to be executed and delivered by Buyer have been or will be, as the case may be, duly executed and delivered by Buyer and constitute or will constitute the legal, valid and binding obligations of Buyer, enforceable in accordance with their respective terms.

      3.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance by Buyer of the Acquisition Documents to be executed and delivered by it: (i) do not require the consent of or notice to any governmental or regulatory authority or any other third party; (ii) will not conflict with any provision of Buyer's Articles of Incorporation or bylaws; or
(iii) will not conflict with or result in a violation of any law, ordinance, regulation, ruling, judgment, order or injunction of any court or governmental instrumentality to which Buyer is a party or by which Buyer or any of its properties are bound.

                                    ARTICLE 4
                              ADDITIONAL AGREEMENTS

      4.1 Access to Seller Information. At all times prior to the Closing, Seller will afford the officers and authorized representatives of Buyer access upon reasonable notice to all of the Seller's properties, books and records that may relate to or concern the Rights and Assets and will furnish such parties with such additional financial, operating and other information as to the business and properties as such parties may from time to time reasonably request. Such parties shall also be allowed access, upon reasonable notice, to consult with the officers, employees, accountants, counsel and agents of the other in connection with such investigation of the properties


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and business of the Seller. No such investigation shall diminish or otherwise affect any of the representations, warranties, covenants or agreements of any party under this Agreement. At all times following the Closing, Seller will afford the officers and authorized representatives of Buyer access upon reasonable notice to all of Seller's books and records that may relate to the Rights and Assets as such parties may from time to time reasonably request.

      4.2 Affirmative Covenants of Seller. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller shall:

      (a) use reasonable commercial efforts to preserve intact the Rights and Assets;

      (b) confer on a regular and frequent basis with one or more designated representatives of Buyer to report material matters relating to the Rights and Assets;

      (c) perform in all material respects all obligations under agreements relating to or affecting the Rights and Assets; and

      (d) notify Buyer of any event or circumstance which is reasonably likely to have a material adverse effect on the Rights and Assets or would cause or constitute a breach of any of Seller's representations, warranties or covenants contained herein.

      4.3 Negative Covenants of Seller.

      (a) From the date hereof until the earlier of the Closing Date or the termination of this Agreement, Seller will not do any of the following without the prior written consent of Buyer:

            (i) take any action which would (a) adversely affect the ability of any party to the Acquisition Documents to obtain any consents required for the transactions contemplated thereby, or (b) adversely affect the ability of any party hereto to perform its covenants and agreements under the Acquisition Documents;

            (ii) amend any of its organizational or governing documents, except as provided herein or for the purpose of accomplishing the transactions contemplated by this Agreement;

            (iii) impose, or suffer the imposition, of any Lien or permit any Lien to exist with respect to the Rights and Assets;

            (iv) other than pursuant to the Acquisition Documents, sell, pledge or encumber, or enter into any contract to sell, pledge or encumber, any interest in the Rights and Assets;

            (v) grant any increase in compensation or benefits to the Key Employees;

            (vi) enter into or amend any employment contract between Seller and any Key Employee (unless such amendment is required by law);


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            (vii) commence any litigation or settle any litigation involving any liability related to the Rights and Assets;

            (viii) except in the ordinary course of business and which is not material, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims related to the Rights and Assets; or

            (ix) take any action, or omit to take any action, which would cause any of the representations and warranties contained in Article 2 to be untrue or incorrect.

      4.4 Public Announcements. Each party hereto agrees (i) not to disclose any aspect of the discussions, negotiations, terms, status or conditions relating to the transactions contemplated herein to any third party other than their respective officers, directors, authorized employees and authorized representatives and then only on a need to know basis and shall cause and require all such persons to whom such information is disclosed to abide by the provisions of this Section 4.4, and (ii) not to issue any press release or other general public announcement (including in any trade journal or other publication) of the transactions, in either case, without the prior written consent of each of the parties hereto, except to the extent that disclosure may be required by law, in which case the party required to made such disclosure will give the other party prior written notice. Upon Closing of the Acquisition, Buyer and Seller agree to cooperate in good faith with respect to making an initial public announcement of the transaction.

      4.5 Treatment of Accrued Vacation. Buyer agrees to assume liability for accrued unpaid vacation in the approximate amount of $95,817 owed to certain Key Employees as specified on Schedule 2.11(a) pursuant to an assumption agreement in the form attached hereto as Exhibit 4.5 and made a part hereof (the "Assumption Agreement").

      4.6 Confidentiality, Noncompetition and Nonsolicitation. (a) Seller agrees that, for a period of four (4) years after the Closing Date, it will not in any manner, directly or indirectly, by itself or in conjunction with any other person, (i) conduct activities that are competitive with the Business or (ii) acquire, establish or own any financial, beneficial or other interest in (other than an interest consisting of less than one percent (1%) of a class of publicly traded security), make any loan to or for the benefit of, or render any managerial, marketing or other business advice, to any entity that is then conducting activities that are competitive with the Business.

      (b) Seller further agrees that, for a period of four (4) years after the Closing Date, Seller and its officers will keep confidential and not directly or indirectly divulge to anyone or use or otherwise appropriate for its own benefit or for the benefit of others, any knowledge or information of a confidential nature with respect to the Rights and Assets, including all trade secrets, pricing information or technical information (hereinafter referred to as the "Confidential Data"), except for (i) a disclosure that is required by law; (ii) information that becomes generally available to the public through no fault of Seller, or (iii) information that is reasonably necessary for Seller to disclose in connection with its permitted use of certain of the Transferred Software pursuant to the VSE and PforJ License Agreements. Seller hereby acknowledges and agrees that the prohibitions against disclosure of Confidential Data recited herein are in addition to, and not in lieu of, any rights or remedies which Buyer may have available pursuant to the laws of any jurisdiction or at common law to prevent the disclosure of confidential information, and the enforcement by Buyer of any other rights or available remedies which Buyer may possess in law or


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equity. Seller acknowledges that Buyer has taken reasonable and appropriate steps to ensure the confidentiality and non-disclosure of all such Confidential Data.

      (c) Seller also agrees that, for a period of four (4) years after the Closing Date, Seller will not, for its own benefit or the benefit of others, solicit any person or entity that has had, or disrupt or attempt to disrupt, any relationship, contractual or otherwise with Buyer or any of its affiliates (including Seller, prior to the Closing), for the purpose of providing services that are competitive with the Business.

      (d) Seller further agrees that, for a period of two (2) years after the Closing Date, Seller shall not induce, nor attempt to induce, any Key Employee, to terminate his or her association with such party.

      (e) The covenants contained in this Section 4.6 are considered by the parties hereto to be fair, reasonable and necessary for the protection of Buyer. The parties mutually agree that if a violation of any covenant contained in this
Section 4.6 occurs, such violation or threatened violation will cause irreparable injury to Buyer and the remedy at law for any such violation or threatened violation will be inadequate. Seller therefore agrees that Buyer shall be entitled to appropriate equitable relief, including but not limited to a temporary restraining order or a preliminary injunction, in addition to any other remedy that might be available at law or in equity.

      4.7 Nonsolicitation by Buyer. Buyer agrees that for a period of two (2) years following the Closing Date, Buyer will not induce, nor attempt to induce, any employee of Seller, other than a Key Employee, to terminate his or her association with Seller.

      4.8 Liabilities. Seller agrees to pay all Liabilities, as and when due.

      4.9 Conditions to Closing. Seller and Buyer agree to use their commercially reasonable efforts to satisfy the closing conditions set forth in Articles 5 and 6 of this Agreement by April 7, 1999, and if not by such time, as soon thereafter as possible, provided that the foregoing shall not be deemed to require the waiver of any condition that is not satisfied. Seller agrees, on or prior to the Closing Date, to execute those documents listed in Article 5 hereof to which it is a party. Buyer agrees, on or prior to the Closing Date, to execute those documents listed in Article 6 hereof to which they are a party.

      4.10 Risk of Loss. Seller shall maintain all risk of condemnation, destruction, loss or damage due to fire or other casualty from the date of this Agreement until the Closing. If the condemnation, destruction, loss or damage is such that the Rights and Assets are materially affected, then Buyer shall have the right to terminate this Agreement. If Buyer nonetheless elects to close, Seller shall remit all net condemnation proceeds or third party insurance proceeds to Buyer and the Purchase Price shall be adjusted at Closing to reflect such condemnation, destruction, loss or damage to the extent that insurance or condemnation proceeds are not sufficient to cover such destruction, loss or damage.

      4.11 Title Search; Discharge of Liens. As soon as practicable after the date hereof, Buyer shall ascertain all Liens, if any, to which any of the Rights and Assets are subject and notify Seller in writing of the nature and extent thereof, providing Seller with copies of Uniform Commercial Code searches made pursuant to Article 9 thereof in all jurisdictions where there are any Rights and Assets. As soon as practicable thereafter, but in no event later than the Closing, Seller shall discharge all such Liens.

      4.12 Consents to Assignment. Nothing contained in the Agreement shall be construed as an attempt to assign any contract or agreement that is not assignable without the consent of the other party thereto unless such consent shall have been obtained. If any such consent is not obtained prior to Closing and Buyer elects to proceed with the Closing, Seller agrees to offer reasonable assistance to obtain such consents after the Closing. Further, in order that the full value of every contract or agreement, if any, included in the Rights and Assets may be realized, at Buyer's request, Seller agrees to take all actions reasonably necessary to preserve for the benefit of Buyer the rights and obligations of Seller under all such contracts and agreements and to facilitate the collection of monies due and payable or to become due and payable to Seller pursuant to such contracts or agreements and promptly to remit the same to Buyer. Accordingly, Buyer shall be entitled to the rights and benefits occurring after the Closing under such contracts and agreements and shall, at its expense, perform the Seller's obligations due to be performed under such contracts and agreements.

                                    ARTICLE 5
                       CONDITIONS TO OBLIGATIONS OF BUYER

      The obligation of Buyer to consummate the Acquisition is subject to the satisfaction or waiver, at or prior to Closing, of each of the following conditions:

      5.1 Representations and Warranties. The representations and warranties of Seller set forth in this Agreement, or any document or instrument delivered to Buyer hereunder, shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except with respect to any of such representations and warranties referring to a state of facts existing on a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts existing on the date so specified.

      5.2 Performance; Covenants. All of the terms, covenants and conditions of the Acquisition Documents to be complied with or performed by Seller at or prior to Closing shall have been complied with and performed in all material respects including, but not limited to, the delivery of the following documents:

      (a) A certificate of good standing regarding Seller certified by the Secretary of State of the State of Delaware dated within ten (10) business days of the Closing;

      (b) An Assignment and Bill of Sale executed by Seller in substantially the forms included in Exhibit 5.2(b) hereof;

      (c) The jKit License Agreement;

      (d) A certificate dated as of the Closing Date signed by the duly authorized officers of Seller certifying the satisfaction of the condition in
Section 5.1 and that Seller has fulfilled all of the conditions of this Article
5;

      (e) Written consents of all third parties necessary for the consummation of the transactions contemplated by the Acquisition Documents;

      (f) Resolutions of Seller's Board of Directors (and shareholders, if necessary) in form and substance reasonably satisfactory to Buyer approving the execution, delivery and performance of this Agreement and the consummation of the Acquisition, certified by an appropriate officer of Seller;

      (g) Incumbency certificates certifying the identity of the officers of Seller;

      (h) All books, records and other documents of Seller pertaining to the Rights and Assets as shall be reasonably requested by Buyer.

      5.3 Necessary Consents and Approvals. Buyer and Seller shall have obtained all licenses, consents and permits, provided all notices, and all waiting periods required by Law shall have expired, necessary in order for Buyer and Seller to consummate the Acquisition, including all consents and approvals listed on the Schedules hereto.

      5.4 Employment and Noncompetition Agreements. The Key Employees shall have entered into employment and non-competition agreements with Buyer, in substantially the form of Exhibit 5.4 hereto.

      5.5 No Injunction, Etc. No action, proceeding, investigation or legislation shall have been instituted, threatened or proposed before any court, governmental agency, or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the Acquisition, or which is related to or arises out of the business or operations of Seller, if such action, proceeding, investigation or legislation, in the reasonable judgment of Buyer or its counsel, would make it inadvisable to consummate such transactions.

                                    ARTICLE 6
                       CONDITIONS TO OBLIGATIONS OF SELLER

      The obligations of Seller to close the Acquisition are subject to the satisfaction or waiver, at or prior to Closing, of each of the following conditions:

      6.1 Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement, or any document or instrument delivered to any party hereunder, shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except with respect to any of such representations and warranties referring to a state of facts existing at a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts existing on the date so specified.

      6.2 Performance; Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by Buyer at or prior to the Closing shall have been complied with and performed in all material respects, including, but not limited to delivery of the following documents:

      (a) The VSE License Agreement and the PforJ License Agreement;

      (b) A certificate dated as of the Closing Date signed by a duly authorized officer of Buyer certifying the satisfaction of the condition in Section 6.1 and that Buyer has fulfilled all of the conditions of this Article 6;

      (c) Resolutions adopted by the Buyer's Board of Directors in form and substance reasonably satisfactory to Seller approving the execution, delivery and performance of this Agreement and the consummation of the Acquisition, certified by the Secretary of Buyer; and

      (d)   The Assumption Agreement.

      6.3 Necessary Consents and Approvals. Buyer and Seller shall have obtained all licenses, consents and permits, provided all notices, and all waiting periods required by Law shall have expired, necessary in order for Buyer and Seller to consummate the Acquisitions and for the continued operation of the business of Seller after the Closing Date consistent with their operation prior to the Closing Date, including all consents and approvals listed on the Schedules hereto.

      6.4 No Injunction, Etc. No action, proceeding, investigation or legislation shall have been instituted, threatened or proposed before any court, governmental agency, or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the Acquisition, if such action, proceeding, investigation or legislation, in the reasonable judgment of Seller or its counsel, would make it inadvisable to consummate such transactions.

                                    ARTICLE 7
                                   TERMINATION

      7.1 Right of Termination. This Agreement and the Acquisition may be terminated at any time prior to the Closing Date:

      (a) By the mutual written consent of Buyer and Seller.

      (b) By Buyer in the event that the conditions set forth in Article 6 of this Agreement shall not have been satisfied or waived by April 7, 1999, unless such satisfaction shall have been frustrated or made impossible by any act or failure to act of Buyer.

      (c) By Seller in the event that the conditions set forth in Article 6 of this Agreement shall not have been satisfied or waived by April 7, 1999, unless such satisfaction shall have been frustrated or made impossible by any act or failure to act of Seller.

      (d) By Seller or Buyer if the Closing shall not have occurred by April 7, 1999.

      7.2 Effect of Termination. In the event of termination in accordance with
Section 7.1, this Agreement shall become void and of no further force or effect, without any liability on the part of any of the parties hereto or their respective shareholders, directors, officers or employees, except the obligations of each party to preserve the confidentiality of documents, certificates and information furnished to such party pursuant thereto and for any obligation or liability of any party based on or arising from any breach or default by such party with respect to its representations, warranties, covenants or agreements contained in the Acquisition Documents.

                                    ARTICLE 8
                                 INDEMNIFICATION

      8.1 Indemnification by Seller .

      (a) Seller shall indemnify and hold harmless Buyer and its officers, directors, members, agents and affiliates, from and against any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages liabilities, costs and expenses, including but not limited to reasonable attorneys' fees ("Losses"), suffered or incurred by any such party by reason of or arising out of any of the following:

            (i) the Liabilities;

            (ii) the breach of any representation or warranty contained in
Article 2 hereof or in any Acquisition Document, Schedule, Exhibit or certificate delivered by Seller in connection therewith; and

            (iii) the non-fulfillment of any covenant or agreement of Seller contained in the Acquisition Documents or in any Schedule, Exhibit or certificate delivered by Seller in connection therewith.

      (b) No claim for indemnification with respect to any alleged misrepresentation or breach of warranty may be made after two (2) years following the Closing Date; provided, however, that the right to indemnification shall extend beyond such period with respect to any claim brought for a misrepresentation or breach of Section 2.9(a) of this Agreement, for 30 days following expiration of any statutes of limitation under applicable law.

      (c) Buyer shall be entitled to seek indemnification hereunder only when the aggregate amount of all such Losses exceeds $25,000; in such case, Buyer may recover all of its Losses from Seller, provided, however, that the maximum liability of Seller to Buyer for all Losses subject to indemnification hereunder shall be $725,000.

      8.2 Indemnification by Buyer.

      (a) Buyer shall indemnify and hold harmless Seller, any of Seller's officers, directors, agents and affiliates, from and against any and all Losses suffered or incurred by any such party by reason of, or arising out of any of the following:

            (i) the breach of any representation or warranty contained in
Article 3 hereof or in any Acquisition Document, Schedule, Exhibit or certificate delivered by Buyer in connection therewith;

            (ii) the non-fulfillment of any covenant or agreement of Buyer contained in the Acquisition Documents, Schedule, Exhibit or certificate delivered by Buyer in connection therewith; and

            (iii) Buyer's use of the Facilities pursuant to Section 1.4 of this Agreement.

      (b) No claim for indemnification with respect to any alleged misrepresentation or breach of warranty may be made after two (2) years following the Closing Date.

      8.3 Notice and Opportunity to Defend. Any party entitled to be indemnified under this Article 8 (the "Indemnified Party") shall promptly notify in writing the indemnifying party (the "Indemnifying Party") of any matter giving rise to an obligation to indemnify and the Indemnifying Party shall defend such claim at its expense with counsel of its choice reasonably acceptable to the Indemnified Party, provided that the Indemnifying Party may not settle any such claim without the consent of the Indemnified Party. The Indemnified Party agrees to cooperate with the Indemnifying Party and to make reasonably available to the Indemnifying Party any necessary records or documents in the possession of the Indemnified Party which are necessary to defend such claim. If the Indemnifying Party does not defend or settle such claim, the Indemnified Party may do so without the Indemnifying Party's participation, in which case the Indemnifying Party shall pay the expenses of such defense, and the Indemnified Party may settle or compromise such claim without the Indemnifying Party's consent. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice.

      8.4 Survival and Exclusivity. The representations and warranties of the parties contained in the Acquisition Documents or in any, Schedule, Exhibit or certificate delivered in connection therewith shall survive the Closing and shall not be extinguished thereby notwithstanding any investigation or other examination by any party, provided that from and after the Closing the remedies set forth in this Article 8 shall constitute the sole and exclusive remedy for any inaccuracy or breach of any such representation or warranty. Any indemnified Loss that is not covered by insurance maintained by the Indemnifying Party shall be reduced by the amount of any insurance proceeds actually received from insurance maintained by the Indemnified Party. No indemnified Loss shall be deemed to have been sustained by an Indemnified Party to the extent of any tax savings realized by such Indemnified Party with respect thereto. The limitations contained in this Article 8 shall not apply to fraud or intentional misrepresentation. All provisions of this Agreement to be performed after the Closing shall survive the Closing.

                                    ARTICLE 9
                               CERTAIN DEFINITIONS

      9.1 Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

      "Acquisition Documents" shall mean this Agreement and the Schedules, Exhibits and certificates to be delivered pursuant to this Agreement.

      "Agreement" shall mean this Asset Purchase Agreement, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

      "Business" shall mean the development, support and marketing of software and developer tools for (i) integrating existing AS/400 and/or mainframe applications with each other and with new code and component objects, (ii) building GUI clients, (iii) wrappering existing AS/400 and/or mainframe code into objects, or (iv) developing Enterprise JavaBeans.

      "Exhibits" shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

      "Intellectual Property" shall mean the copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including, without limitation, any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

      "Key Employees" shall mean M. Teng, L. Breisacher, D. Lewis, N. Azorrdegan, G. Gregory, C. Moore, John Li, I. Filippenko, R. Mangaoang, T. Murphy and S. Blossom.

      "Known," "to the knowledge," "to the best knowledge of," "aware" and words of similar import or effect with respect to a person or entity shall mean the actual knowledge of such person.

      "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

      "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

      "Liens" shall mean any and all liens, charges, claims or encumbrances of any nature whatsoever.

      "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

      "Payroll Expenses" shall mean all wages, commissions, vacation, holiday, workers' compensation and sick pay obligations of Seller with respect to its respective employees accrued through the Closing Date and all bonuses and fringe benefits as to such employees accrued through the Closing Date.

      "Permit" shall mean any of the following with respect to federal, state, local, and foreign government: approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business, but shall not include copyrights, trademarks and patents.

      "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business, group acting in concert, or any person acting in a representative capacity.

      "Regulatory Authorities" shall mean, collectively, all federal and state regulatory agencies having jurisdiction over the parties.

      "Tax" or "Taxes" shall mean any federal, state, county, local, foreign or other tax, charge, imposition or other levy, whether or not disputed (including interest or penalties thereon) including without limitation, income taxes, estimated taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, franchise taxes, taxes on earnings and profits, employment and payroll related taxes, withholding taxes, property taxes, real property transfer taxes, Federal Insurance Contributions Act taxes, taxes on value added and import duties, and any Liabilities related to unclaimed property or other escheat-natured Liability, whether or not measured in whole or in part by net income, imposed by the United States or any political subdivision thereof or by any jurisdiction other than the United States or any political subdivision thereof.

      9.2 In addition to the terms defined in Section 9.1 above, the terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Acquisition - Preamble                 License  Agreements - Sections 1.3 and 1.4
Buyer - Intro                          Losses - Section 8.1
Closing - Section 1.7                  Purchase Price - Section 1.6
Closing Date - Section 1.7             Rights and Assets - Section 1.1
Confidential Data - Section 4.6        Seller - Intro
Facilities - Section 1.5               Seller Agreements - Section 2.10
Indemnified Party - Section 8.3
Indemnifying Party - Section 8.3
Liabilities - Section 1.9

      9.3 Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

                                   ARTICLE 10
                            MISCELLANEOUS PROVISIONS

      10.1 Notices.

      (a) Any notice sent in accordance with the provisions of this Section 10.1 shall be deemed to have been received (even if delivery is refused or unclaimed) on the date which is: (i) the date of proper posting, if sent by certified U.S. mail or by Express U.S. mail or private overnight courier; or (ii) the date on which sent, if sent by facsimile transmission, with confirmation and with the original to be sent by certified U.S. mail, addressed as follows:

If to Seller:                   ObjectShare, Inc.
                                16811 Hale Avenue
                                Suite A
                                Irvine, California 92606
                                Attention:
                                Telecopy Number:  (949) 253-3734

Copy to Counsel:                Paul Hastings Janofsky & Walker, LLP
                                695 Town Center Drive
                                Costa Mesa, California 92626
                                Attention: William J. Simpson, Esq.
                                Telecopy Number: (714) 879-1921

If to Buyer:                    Seagull Software Systems, Inc.
                                2520 Northwinds Parkway
                                Suite 250
                                Alpharetta, Georgia 30004
                                Attention: Donald P. Addington
                                Telecopy Number: (770) 521-6772

Copy to Counsel:                Alston & Bird LLP
                                One Atlantic Center
                                1201 W. Peachtree Street
                                Atlanta, Georgia  30309
                                Attention: William H. Avery
                                Telecopy Number:  (404) 881-7777

      (b) Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 10.1.

      10.2 Expenses. Except as provided in Article 8, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder.

      10.3 Brokers and Finders. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Seller or Buyer, each of Seller and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim without regard to the limitations contained in Section 8.1.

      10.4 Further Assurances. Each party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

      10.5 Waiver. Any failure on the part of any party to comply with any of its obligations, agreements or conditions hereunder may be waived by any other party to whom such compliance is owed. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

      10.6 Assignment. This Agreement shall not be assignable by any of the parties hereto without the written consent of the other parties, provided that Buyer may assign its rights and obligations under this Agreement without the consent of Seller to any direct or indirect subsidiary or affiliate of Buyer or to any party that acquires substantially all of the assets or stock of Buyer or any successor entity resulting from a merger or consolidation of or with Buyer. No such assignment shall relieve Buyer of its obligations hereunder.

      10.7 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns. This Agreement shall survive the Closing and not be merged therein.

      10.8 Headings. The section and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement.

      10.9 Entire Agreement. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof. This Agreement and the Exhibits, Schedules and certificates and other documents delivered pursuant hereto or incorporated herein by reference, contain and constitute the entire agreement among the parties and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the parties relating to the transactions contemplated by this Agreement. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, waiver, discharge or termination is sought.

      10.10 Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

      10.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                 SEAGULL SOFTWARE SYSTEMS, INC.

                                        By: /s/ Donald P. Addington
------------------------------              ------------------------------------
Title:                                      Donald P. Addington, President
       -----------------------

[CORPORATE SEAL]


ATTEST:                                 OBJECTSHARE, INC.


                                        By:
------------------------------              ------------------------------------
                                            Eugene L. Goda, Chairman,
                                            President and
                                            Chief Executive Officer
Title:
       -----------------------


[CORPORATE SEAL]